UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Notice of Annual and Extraordinary General Stockholders’ Meeting

2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting

Item 1

“NORTEL INVERSORA S.A.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Call to Annual and Extraordinary General Stockholders’ Meeting on first call, to be held on April 27th, 2012, at 6:00 pm, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the Minutes.

2)	Consideration of the documents prescribed by section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] and the Buenos Aires Stock Exchange, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2011.

3)	Consideration of the attribution of the non-appropriated profit amount as of December 31, 2011 of AR$ 3,483 million. Attribution of the non-appropriated profit amount to payment of dividends in cash; or capitalization by means of distribution of dividends in shares; or creation of voluntary reserves; or redemption of Class A Preferred Shares; or a combination of any of the above, as decided by the stockholders’ meeting and in such amounts as the stockholders’ meeting may determine for each of the above alternatives.

4)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 7, 2011 until the date of this shareholders’ meeting.

5)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2011. Proposal of payment of a total amount of AR$ 2,100,000, which is within the 5% limit set forth by Section 261 of Law 19, 550 with respect to the “calculated profits” for such fiscal year.

6)	Authorization to the Board of Directors to make advance payments of fees payable up to AR$ 2,000,000.- to those directors who shall perform their duties during the twenty-fourth fiscal year (from the date of this shareholders’ meeting until the date of the annual shareholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such shareholders’ meeting.

7)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2011. Proposal of payment of an aggregate amount of AR$ 450,660.

8)	Authorization to make advance payments of fees payable up to AR$ 450,000 to those supervisory committee members who shall perform their duties during the twentieth-fourth fiscal year (from the date of this shareholders’ meeting until the date of the annual shareholders’ meeting during which financial documents for the above referenced year will be considered), subject to further consideration at such shareholders’ meeting.

9)	Election of the regular and alternate members of the Supervisory Committee for Fiscal Year 2012.

10)	Determination of the compensation to the external auditors for the accounting statements corresponding to Fiscal Year 2011.

11)	Appointment of external auditors for accounting statements for Fiscal Year 2012 and determination of their compensation.

12)	Consideration of the Audit Committee budget for Fiscal Year 2012.

13)	Ratification of the appointment of an alternate director by the Supervisory Committee.

THE BOARD

NOTE I: To attend the shareholders’ meeting, Ordinary Stockholders and Class A Preferred Stockholders shall notify us of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. The deadline is April 23rd, 2011, at 5.00 p.m. The address where the shareholders’ meeting will be held is not the Company’s headquarters.

NOTE II: If the Stockholders Meeting approves the creation of voluntary reserves exceeding an amount equal to the capital stock plus the legal reserve, Item 3 of the Agenda shall be considered pursuant to the rules applicable to extraordinary stockholders’ meetings (Sections 70 and 244 of Law 19,550) and shall be approved in accordance with the majority required by the last paragraph of Section 244 of said Law. The remaining items shall be considered pursuant to the rules applicable to ordinary stockholders’ meetings.

NOTE III: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same information must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE IV: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE V: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Item 2

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General Stockholders’ Meeting (the “Meeting”).

First Item: The Board of Directors proposes that the Shareholders appoint the two shareholders having registered the highest number of shares to participate in the Meeting to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes that the Shareholders approve all documents for the Fiscal Year 2011 (Annual Report –including the Report on CNV’s Corporate Governance Code, attached thereto as Schedule I-, Supplementary Financial Information, Report pursuant to Section 68 of the Listing Rules of the Buenos Aires Stock Exchange, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee and all other documents for the fiscal year, including the documents in English required by the Securities and Exchange Commission) be approved in the form in which such documents have been approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

Third Item: The Board of Directors proposes that the Shareholders, considering the Company’s current lack of liquidity and the various alternatives that are technically available in connection with the proposal to be made to the Meeting with respect to the attribution of the non-appropriated profit amount as of December 31, 2011, make a decision on the attribution of the non-appropriated profit amount, taking into account –among other variables- the Company’s financial situation as of the date of the Meeting.

Fourth Item: No proposal is made in connection with this Item. The performance of the Board of Directors and of the Supervisory Committee who have served since April 7, 2011 until the date of the Meeting is subject to consideration at the Meeting.

Fifth Item: The Board of Directors proposes that the Shareholders approve the compensation for services rendered by the Board of Directors during Fiscal Year 2011, in an amount of AR$2,100,000 to be paid to the Board’s members in the manner to be decided by the Board, against which all advance payments received by the directors during Fiscal Year 2011 and until the date of the Meeting will be accounted.

Sixth Item: The Board of Directors proposes that the Shareholders authorize the Board of Directors to make advances of up to an aggregate amount of AR$2,000,000 to all Board’s members serving during Fiscal Year 2012, subject to ratification at the annual shareholders’ meeting during which financial documents for such year will be considered. It is also proposed that the Board be authorized to increase said amount in case of inflation.

Seventh Item: The Board of Directors proposes that the Shareholders approve compensation in an aggregate amount of AR$450,660 for the Supervisory Committee for services rendered during Fiscal Year 2011, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2011 and until the date of the Meeting will be accounted.

Eighth Item: The Board of Directors proposes that the Shareholders authorize the Board of Directors to make advances of up to AR$450,000 to the members of the Supervisory Committee to be appointed for the twentieth-forth fiscal year, subject to ratification at the annual shareholders’ meeting during which financial documents for such year will be considered, and authorize the Board to increase said amount in case of inflation.

Ninth Item: The Board of Directors refrains from making a proposal on the candidates to be appointed as regular members and alternate members of the Supervisory Committee. The Board reminds those shareholders proposing candidates for the Supervisory Committee that they must inform at the Meeting whether each candidate is “independent” or “non-independent” pursuant to the guidelines set forth by the Comisión Nacional de Valores (CNV) [Argentine Securities Commission].

Tenth Item: The Board of Directors proposes that the Shareholders approve the total fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2011, in the amount of AR$189,607 (VAT included).

Eleventh Item: The Board of Directors proposes that the Shareholders appoint Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2012. It is also proposed that the external auditors’ fees be determined by the shareholders’ meeting during which financial documents for Fiscal Year 2012 will be considered, and that the Meeting authorize the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. If this proposal is approved, Mr. Alejandro Pablo Frechou would serve as certifying accountant and Mr. Carlos Néstor Martinez would serve as his alternate.

Twelfth Item: The Board of Directors proposes that the Shareholders, in accordance with the assessment made by the Audit Committee, approve the Fiscal Year 2012 budget for the Audit Committee in an amount of AR$50,000.

Thirteenth Item: The Board of Directors proposes that the Shareholders ratify the appointment of Ms. María Paola Martinuzzi as Alternate Director of the Company, which was made on December 16, 2011 by the Company’s Supervisory Committee, pursuant to Section 258, 2nd paragraph of Law No. 19,550, to fill the vacancy resulting from the resignation previously submitted by Ms. Dra. Herrera Poitevin from such position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: March 27, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager